RESULTS OF SHAREHOLDER MEETING
PHOENIX OPPORTUNITIES TRUST
December 27, 2007
(Unaudited)

At a special meeting of shareholders of Phoenix Market Neutral Fund, a series of Phoenix Opportunities Trust, held on December 27, 2007, shareholders voted on the following proposals:

NUMBER OF ELIGIBLE UNITS VOTED:

To approve a Subadvisory Agreement between Phoenix Investment Counsel, Inc. and The Boston
Company Asset Management, LLC

                FOR           AGAINST              ABSTAIN
             4,363,841         5,972                23,863

To approve a proposal to permit Phoenix Investment
Counsel, Inc. to hire and replace subadvisers or to modify subadvisory agreements without shareholder approval

                FOR           AGAINST              ABSTAIN
             4,335,240         33,923               24,513